SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 3)*

MERISEL, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

589849108

(CUSIP number)

Robert Keppler

Saints Capital Granite, L.P.

475 Sansome Street, Suite 1850

San Francisco, CA 94111

(415) 773-2080

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

(Page 1 of 5 Pages)

________________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 589849108	13D/A	Page 2 of 5 pages

1.	NAMES OF REPORTING PERSONS

Saints Capital Granite, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,000,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,000,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

69.3%
14.	TYPE OF REPORTING PERSON

PN

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CUSIP No. 589849108	13D/A	Page 3 of 5 pages

1.	NAMES OF REPORTING PERSONS

Capital Granite, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,000,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,000,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

69.3%
14.	TYPE OF REPORTING PERSON

OO

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CUSIP No. 589849108	13D/A	Page 4 of 5 pages

This Amendment No. 3 (this “Amendment”) to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, filed on May 20, 2011, as amended by Amendment No. 1 thereto, filed on December 28, 2011 and by Amendment No. 2 thereto, filed on February 9, 2012 (as amended, the “Amended Schedule 13D”), with respect to the common stock, $0.01 par value per share (“Common Stock”), of Merisel, Inc., a Delaware corporation (“Merisel”), which has its principal executive offices at 127 West 30th Street, 5th Floor, New York, New York 10001. Defined terms used in this Amendment but not otherwise defined herein shall have the meanings ascribed to them in the original Schedule 13D.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Amended Schedule 13D is hereby amended to add the following information:

On August 20, 2012, Merisel and Saints Capital Granite, L.P. (“SCGLP”), entered into a Note Purchase Agreement (the “Purchase Agreement”) under the terms of which SCGLP purchased a 10% Convertible Subordinated Note, due August 31, 2015, in the original principal amount of $2 million (the “Note”) from Merisel. The Note is convertible into shares of Common Stock on the terms and subject to the conditions set forth in the Note.

In connection with the Purchase Agreement, on August 20, 2012, Merisel, SCGLP and Saints Capital VI, L.P., an affiliate of SCFLP (“Capital VI”), entered into Amendment No. 1 to the Registration Rights Agreement which amended the Registration Rights Agreement, dated as of February 4, 2011, by and between Merisel and Capital VI, as successor to the interests of Phoenix Acquisition Company II, L.L.C.

ITEM 7. Material to be Filed as Exhibits

Item 7 is hereby amended to add the following:

Exhibit No.	Description
1	Note Purchase Agreement, dated August 30, 2012 (incorporated herein by reference to Exhibit 10.24 to Form 10-Q for the quarterly period ended June 30, 2012 filed by Merisel, Inc. on August 20, 2012).
2	10% Convertible Subordinated Note, due August 31, 2015 (incorporated herein by reference to Exhibit 4.1 to Form 8-K filed by Merisel, Inc. on August 24, 2012).
3	Amendment No. 1 to Registration Rights Agreement, dated as of August 20, 2012 (incorporated herein by reference to Exhibit 4.2 to Form 8-K filed by Merisel, Inc. on August 24, 2012).

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SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 15th day of October 2012.

SAINTS CAPITAL GRANITE, L.P.

By: SAINTS CAPITAL GRANITE, LLC,
a Delaware limited liability company, its general partner

By: /s/ Kenneth B. Sawyer
Name: Kenneth B. Sawyer
Title: Managing Member

SAINTS CAPITAL GRANITE, LLC,
a Delaware limited liability company

By: /s/ Kenneth B. Sawyer
Name: Kenneth B. Sawyer
Title: Managing Member

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